Exhibit 99.1

Lion Group Holding Ltd. Reaffirms Long-Term Commitment to Hyperliquid (HYPE) Holdings

SINGAPORE, May 26, 2026 /PRNewswire/ — Lion Group Holding Ltd. (NASDAQ: LGHL) (“Lion Group” or the “Company”), today reaffirmed its long-term holding of Hyperliquid (HYPE) tokens and other selected cryptocurrencies as part of its treasury management strategy.

Since establishing its position, the Company has not sold any HYPE tokens and continues to hold its full allocation of 193,775 HYPE. As of May 25, 2026, this position was valued at approximately USD 11.9 million (based on prevailing market prices as of May 25, 2026). This reflects the Company’s strong conviction in Hyperliquid’s fundamentals and long-term potential.

Recent Developments in Hyperliquid

Hyperliquid has demonstrated notable growth, supported by strong on-chain perpetuals trading volumes, record protocol revenues, and successful protocol upgrades including HIP-3 (enabling permissionless perpetual markets) and HIP-4 (introducing outcome-based trading and prediction markets). These advancements have expanded the platform’s capabilities in tokenized real-world assets, decentralized finance, and event-based contracts.

Additionally, the recent launches of spot HYPE ETFs by issuers such as Bitwise (BHYP) and 21Shares (THYP) have attracted significant institutional inflows. Several public companies have also incorporated HYPE into their treasury strategies, further validating market interest in the asset.

Lion Group will continue to monitor market developments and provide updates as appropriate.

About Lion Group Holding Ltd.:

Lion Group Holding Ltd. (Nasdaq: LGHL) operates an all-in-one, state-of-the-art trading platform that offers a wide spectrum of products and services, including (i) total return swap (TRS) trading, (ii) contract-for-difference (CFD) trading, and (iii) Over-the-counter (OTC) stock options trading. Additional information may be found at http://ir.liongrouphl.com.

Forward-Looking Statements:

This press release contains, “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Lion’s goals and strategies; our ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; Lion’s future business development, financial condition and results of operations; expected changes in Lion’s revenues, costs or expenditures; competition in the industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally; crypto asset management operations; the trading prices of crypto asset; and assumptions underlying or related to any of the foregoing. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Additional information concerning these and other factors that may impact our expectations and projections can be found in Lion’s periodic filings with the SEC, including Lion’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025. Lion’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts

Lion Group Holding Ltd.

Tel: +65 8877 3871

Email: ir@liongrouphl.com